UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-held Company Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12

Notice to the Market

Termination of the Shareholders’ Agreement entered into with
Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)

Following the Notice published on March 5, 2008, Banco Bradesco S.A. (Bradesco) informs its shareholders and the market in general of the termination of the Shareholders’ Agreement (Agreement), entered into on June 9, 2003 between its controlling shareholders (Cidade de Deus - Companhia Comercial de Participações and Fundação Bradesco [Cidade de Deus and Fundação]) and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), based in Bilbao (Spain).

The termination was due to the exercise by BBVA of the Sale Option of all common shares linked to the Agreement which it used to hold, representing 5% of Bradesco’s common shares. Said interest was sold on April 11, 2008 to NCF Participações S.A. (NCF), a company controlled by Cidade de Deus and Fundação, for R$2.289 billion (two billion, two hundred and eighty-nine million reais).

On April 11, 2008, NCF sold 1.5% of Bradesco’s common shares to Banco Espírito Santo, S.A. (BES), from Portugal, for R$ 685 million (six hundred eight five million reais).

Cidade de Deus, Osasco, São Paulo, April 22, 2008

Banco Bradesco S.A.

Milton Almicar Silva Vargas
Executive Vice-President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.